Exhibit 23.4

April 28, 2011

The board of directors

Sinocom Pharmaceutical, Inc.

Dear Sirs,

CONSENT OF INDEPENDENT APPRAISER

We hereby consent to the references to our name, valuation methodologies, assumptions and value conclusions for accounting purposes, with respect to our appraisal report (the “Report”) addressed to the board of Sinocom Pharmaceutical, Inc. (the “Company”) dated September 28, 2010 in the “Deemed Dividend from Beneficial Conversion Features of Series A Preferred Stock” section of the Company’s Registration Statement on Form S-1 (together with any amendments thereto, the “Registration Statement”) to be filed with the U.S. Securities and Exchange Commission. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

The Reports relate to a valuation of the Company’s common shares as of December 3, 2009. In reaching our value conclusions, we relied on the accuracy and completeness of the financial statements and other data provided to us by the Company and its representatives. We did not audit or independently verify such financial statements or other data and take no responsibility for the accuracy of such information. The Company determined the fair value of the common shares and our valuation reports were used to assist the Company in reaching its determinations.

In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder (the “Act”), nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Yours faithfully,

/s/ American Appraisal
AMERICAN APPRAISAL CHINA LIMITED